Exhibit 99.1

Subsea 7 S.A. obtains UK competition clearance

Luxembourg – August 17, 2011 - Subsea 7 S.A. (Oslo Børs: SUBC) (the “Company”) today announces that the UK Office of Fair Trading (OFT) has decided not to refer the merger of Subsea 7 S.A. (formerly Acergy S.A.) and Subsea 7 Inc. to the UK Competition Commission for further investigation. The OFT considers that the divestiture of a rigid pipelay vessel competing in the UK sector of the North Sea, will remedy the possible competition concerns identified in the course of its first stage review.

Consequently, the Company has entered into a binding commitment to divest of Acergy Falcon, to Grup Servicii Petroliere SA (GSP), a suitable purchaser. The transfer of ownership to GSP is expected to be completed during September 2011, following completion of the vessel’s current commitments. GSP has signed an exclusive 5 year deal with Bibby Offshore for the provision of diving and tie-in services in North West Europe.

Today’s notification is further to the Company’s previous notification on December 22, 2010.

Information on this decision can be found on the OFT’s website at: www.oft.gov.uk. Information on GSP and Bibby Offshore can be found at www.gspoffshore.com and www.bibbyoffshore.com.

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the timing of the transfer of ownership of Acergy Falcon.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.